SUB-ITEM 77D:  POLICIES WITH RESPECT TO SECURITY INVESTMENT

MORGAN STANLEY UTILITIES FUND ("FUND")

The Fund's Board of Trustees approved the following investment policy changes:

     (1)  increase the limit on investment in foreign securities to 50% of the
          Fund's net assets;

     (2)  within the limit on foreign securities, permit up to 30% of the Fund's net assets to be invested in non-U.S dollar denominated securities;

     (3)  within the limit on foreign securities, permit up to 10% of the Fund's net assets to be invested in emerging market equity securities;

     (4)  permit up to 20% of the Fund's net assets to be invested in below investment grade securities; and

     (5)  permit up to 10% of the Fund's net assets to be invested in exchange traded funds.